20549-0409



      January 26, 2005



Mr. Marc S. Goodman
Preferred Investment Solutions Corporation
Two American Lane
Greenwich, Connecticut 06830

Re:	World Monitor Trust III
	Amendment No. 1 to Registration Statement on Form S-1
	Filed on December 30, 2004
	File No. 333-119612

Dear Mr. Goodman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to Comment 10, but are unable to determine where you made the requested revision. Please advise us where you made the revision, or revise to do so.

Prospectus Cover Page
2. We note your response to Comment 16. Please advise us supplementally how your proposed disclosure is permissible within Rule 10b-(9)(a)(2) of the Securities Exchange Act of 1934. We note that the rule appears to require that a specified number of each class of units be sold in a minimum/maximum offering.
3. Please identify the Selling Agent and the Managing Owner on the cover page.
4. We have reviewed your revisions in response to Comment 18, and we re-issue the comment. We note that you have added disclosure regarding the termination date of the initial offering, but you have not included disclosure regarding the termination date of the continuous offering. We refer to Item 501(b)(8) of Regulation S-K.
5. We have reviewed your revisions in response to Comment 19, and we re-issue the comment. Rule 10b-9 of the Securities Exchange Act requires that investor funds be returned "promptly." We do not agree that seven (7) business days complies with this requirement. Please revise accordingly.
6. We note your response to Comment 20. Please revise the initial risk factor bullet point to explain the effect of leverage in futures trading. For example, we refer to your disclosure on page 16 that a small price movement may cause large losses.
7. We note your response to Comment 21, but are unable to determine where you made the requested revisions within the summary risk factor section of the prospectus. Please advise or revise.
8. We note your response to Comment 22, but believe this risk is sufficiently important to investors as to warrant cover page disclosure. Please revise to briefly convey this risk.
9. We have reviewed your response to Comment 23, and we re-issue the comment. Please briefly describe the fees that investors will incur with an investment in the various series of the trust.
10. We refer to the final footnote to the chart at the bottom of the cover page where you state that, since the Trust will pay all organizational and offering expenses, 100 percent of the proceeds raised "will be initially available for each Series` trading activities." In light of the fact that ongoing service fees in the amount of 2 percent will be payable to the Selling Agent on a monthly basis for all Class I units, and that sales commissions in the amount of 1 percent payable monthly will be made for all units, it is not clear how this statement is useful to investors. Please consider deleting this statement or tell us why you believe it provides useful information to investors.

Fees and Expenses - page 9
11. Please revise to clarify whether there is a cap in place with respect to extraordinary fees and expenses, indicating the extent to which each series may be liable.

Risk Factors - page 16

12. Please add a risk factor that discusses the risks associated with the fact that the Managing Owner and its principals may purchase an unlimited number of units in this offering. For example, since this is a minimum-maximum offering, the protections afforded to investors under Rule 10b-9 of the Exchange Act may be weakened by the fact that the Managing Owner and its principals have the ability to purchase units to satisfy the minimum offering requirements. Please revise accordingly.

Fees and Commissions are Charged Regardless of Profitability and
May
Result in Depletion of Trust Assets, page 16
13. We have reviewed your revisions in response to Comment 48, and we re-issue the comment. Please provide brief disclosure quantifying the fees that investors will pay as part of an investment in the three series of the Trust.

Possible Illiquid Markets may Exacerbate Losses - page 18
14. We note your response to Comment 55. Please revise, as requested, to indicate the extent, if any, to which the trading advisors have encountered illiquid situations in the past similar top those described in this risk factor.

Conflicts of Interest, page 84
15. We refer to your new disclosure regarding the credit facility you entered into with UBS Securities LLC. Please disclose the material terms of the facility in your MD&A section where you discuss liquidity.

Redemptions and Distributions, page 87
16. Please disclose whether investors have the ability to withdraw a redemption request and, if so, the procedures for withdrawing the request.

Preferred Investment Solutions Corp. (formerly Kenmar Advisory
Corp.)-Statement of Financial Condition-September 30, 2003

17. We note your response to comment 75 that you have provided an audited balance sheet as of the most recent fiscal year. However, that information does not appear to have been included in the current amendment. As such, we reiterate our previous comment that you provide an audited balance for Preferred Investment Solutions Corp as of the most recent fiscal year end (which appears to be September 30,
2004).

Preferred Investment Solutions Corp. (formerly Kenmar Advisory
Corp.)-Notes to Consolidated Financial Statements-September 30,
2003

18. We note your response to comment 76, however, if Preferred Investment Solutions Corp. continues to report a substantial receivable from Kenmar Management Ltd. as of the date of the most recent fiscal year end (September 30, 2004) we believe an audited balance sheet of Kenmar Management Ltd. is required.

Exhibit 1.1-Selling Agreement
19. We note your response to Comment 77. Please file a revised selling agreement reflecting the referenced revision.

Exhibit 8.1-Opinion of Sidley Austin Brown & Wood
20. Please have counsel revise paragraph 2 to clarify that the description under the caption "Federal Income Tax Consequences" in fact constitutes its opinion.
21. The condition in the second paragraph, "subject to the uncertainties referred to therein" does not appear appropriate within the legal opinion. Please revise to remove it, or advise us why you believe it may appropriately be retained.

Exhibit 23.2 - Consent of Counsel
22. Please have counsel revise to include its consent to the filing of the opinion as an exhibit to the registration statement. In addition, please have tax counsel revise its consent to include the statement in the section entitled, "Tax Status of Each Series" found in the summary.

      * * * * *

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Spinella at 202-942-7323 or Linda van Doorn at 202-942-1960 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel



cc:	Michael J. Schmidtberger, Esq.
	by facsimile,  212-839-5599





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World Monitor Trust III
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